SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*


                    United Payors & United Providers, Inc.
                    --------------------------------------
                               (Name of Issuer)

                   Common Stock (par value $.01 per share)
                   ---------------------------------------
                        (Title of Class of Securities)

                                  911319101
                                  ---------
                                (CUSIP Number)

                           Capital Z Partners, Ltd.
                    One Chase Manhattan Plaza, 44th Floor
                           New York, New York 10005
                        Attention: Mr. David A. Spuria
                           Tel. No. (212) 898-8700
                           -----------------------
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                             and Communications)

                                March 4, 1999
                                -------------
                   (Date of Event which Requires Filing of
                               this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


NYFS08...:\60\33560\0019\2355\SCH2109S.07D

                                 SCHEDULE 13D

-----------------------------------------------------------------------------------
CUSIP NO. 911319101                                        PAGE 2 OF 22 PAGES
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Capital Z Financial Services Fund II, L.P.
-------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                            (b) [X]

-------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO - Contributions from Partners
-------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                   [ ]


-------------------------------------------------------------------------------------
     6       CITIZEN OR PLACE OF ORGANIZATION
                     Bermuda
-------------------------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER
             SHARES                             3,982,816
   BENEFICIALLY OWNED BY EACH
           REPORTING
             PERSON
              WITH
                                 ----------------------------------------------------
                                    8    SHARED VOTING POWER

                                 ----------------------------------------------------
                                    9    SOLE DISPOSITIVE POWER
                                                3,982,816
                                 ----------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   3,982,816
-------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                              [X]


-------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   22.8%
-------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                                   PN
-------------------------------------------------------------------------------------


                                 SCHEDULE 13D

-----------------------------------------------------------------------------------
CUSIP NO. 911319101                                        PAGE 3 OF 22 PAGES
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Capital Z Financial Services Private Fund II, L.P.
-------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                             (b) [X]

-------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO - Contributions from Partners
-------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                   [ ]


-------------------------------------------------------------------------------------
     6       CITIZEN OR PLACE OF ORGANIZATION
                     Bermuda
-------------------------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER
             SHARES                           17,184
   BENEFICIALLY OWNED BY EACH
           REPORTING
             PERSON
              WITH
                                 ----------------------------------------------------
                                    8    SHARED VOTING POWER

                                 ----------------------------------------------------
                                    9    SOLE DISPOSITIVE POWER
                                              17,184
                                 ----------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   17,184
-------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                               [X]

-------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.1%
-------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                                   PN
-------------------------------------------------------------------------------------


                                 SCHEDULE 13D

-----------------------------------------------------------------------------------
CUSIP NO. 911319101                                        PAGE 4 OF 22 PAGES
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Capital Z Partners, L.P.
-------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                             (b) [X]


-------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                    00 - CONTRIBUTIONS FROM PARTNERS
-------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(D) OR 2(E)                                                  [ ]

-------------------------------------------------------------------------------------
     6       CITIZEN OR PLACE OF ORGANIZATION
                     BERMUDA
-------------------------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER
             SHARES                                -0-
   BENEFICIALLY OWNED BY EACH
           REPORTING
             PERSON
              WITH
                                 ----------------------------------------------------
                                    8    SHARED VOTING POWER
                                                4,000,000
                                 ----------------------------------------------------
                                    9    SOLE DISPOSITIVE POWER
                                                   -0-
                                 ----------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                                4,000,000
-------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   4,000,000
-------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                              [ ]


-------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   22.8%
-------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                                   PN
-------------------------------------------------------------------------------------


                                 SCHEDULE 13D

-----------------------------------------------------------------------------------
CUSIP NO. 911319101                                        PAGE 5 OF 22 PAGES
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL Z PARTNERS, LTD.
-------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                             (b) [X]

-------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                    00 - CONTRIBUTIONS FROM STOCKHOLDERS
-------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(D) OR 2(E)                                                   [ ]


-------------------------------------------------------------------------------------
     6       CITIZEN OR PLACE OF ORGANIZATION
                     BERMUDA
-------------------------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER
             SHARES                                -0-
   BENEFICIALLY OWNED BY EACH
           REPORTING
             PERSON
              WITH
                                 ----------------------------------------------------
                                    8    SHARED VOTING POWER
                                                4,000,000
                                 ----------------------------------------------------
                                    9    SOLE DISPOSITIVE POWER
                                                   -0-
                                 ----------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                                4,000,000
-------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   4,000,000
-------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                              [ ]


-------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   22.8%
-------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                                   PN
-------------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------------------------------------------------------
CUSIP NO. 911319101                                        PAGE 6 OF 22 PAGES
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               STEVEN M. GLUCKSTERN
-------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                             (b) [X]

-------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                    PF
-------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(D) OR 2(E)                                                   [ ]


-------------------------------------------------------------------------------------
     6       CITIZEN OR PLACE OF ORGANIZATION
                     USA
-------------------------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER
             SHARES                                -0-
   BENEFICIALLY OWNED BY EACH
           REPORTING
             PERSON
              WITH
                                 ----------------------------------------------------
                                    8    SHARED VOTING POWER
                                                4,000,000
                                 ----------------------------------------------------
                                    9    SOLE DISPOSITIVE POWER
                                                   -0-
                                 ----------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                                4,000,000
-------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   4,000,000
-------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                              [ ]


-------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   22.8%
-------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                                   PN
-------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------
CUSIP NO. 911319101                                        PAGE 7 OF 22 PAGES
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ROBERT A. SPASS
-------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                             (b) [X]

-------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                    PF
-------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(D) OR 2(E)                                                   [ ]


-------------------------------------------------------------------------------------
     6       CITIZEN OR PLACE OF ORGANIZATION
                     BERMUDA
-------------------------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER
             SHARES                                -0-
   BENEFICIALLY OWNED BY EACH
           REPORTING
             PERSON
              WITH
                                 ----------------------------------------------------
                                    8    SHARED VOTING POWER
                                                4,000,000
                                 ----------------------------------------------------
                                    9    SOLE DISPOSITIVE POWER
                                                   -0-
                                 ----------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                                4,000,000
-------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   4,000,000
-------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                               [ ]

-------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   22.8%
-------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                                   PN
-------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

            The title of the class of equity securities of United Payors & United Providers, Inc., a Delaware corporation (the "Company"), to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.0l per share (the "Common Stock"), of the Company. The address of the principal executive offices of the Company is 2275 Research Boulevard, 6th Floor, Rockville, Maryland 20850.

ITEM 2.     IDENTITY AND BACKGROUND

            (a) This Statement is hereby filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Cap Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd."), Steven
M. Gluckstern and Robert A. Spass (collectively, the "Reporting Persons").

            (b) - (c)

            Cap Z Fund II

            Cap Z Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare services companies and other related businesses. Cap Z Fund II invests in parallel with Cap Z Private Fund II. The principal business address of Cap Z Fund II, which also serves as its principal office, is One Chase Manhattan Plaza, 44th floor, New York, New York 10005. Pursuant to Instruction C to Schedule 13d of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., The sole general partner of Cap Z Fund II, is set forth below.

            Cap Z Private Fund II

            Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare services companies and other related businesses. Cap Z Private Fund II invests in parallel with Cap Z Fund II. The principal business address of Cap Z Private Fund II, which also serves as its principal office, is One Chase Manhattan Plaza, 44th floor, New York, New York 10005. Pursuant to Instruction C to
Schedule 13d of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., The sole general partner of Cap Z Private Fund II, is set forth below.

            Cap Z L.P.

            Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Cap Z Fund II and Cap Z Private Fund II. The principal address of Cap Z L.P., which also serves as its principal office, is One Chase

Manhattan Plaza, 44th floor, New York, New York 10005. Pursuant to Instruction C to Schedule 13d of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

            Cap Z Ltd.

            Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is One Chase Manhattan Plaza, 44th floor, New York, New York 10005. Pursuant to Instruction C to
Schedule 13d of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

                                                        PRINCIPAL OCCUPATION
          NAME              BUSINESS ADDRESS               OR EMPLOYMENT
          ----              ----------------               -------------
Steven M. Gluckstern     One Chase Manhattan Plaza   Chairman of the Boards of
                         44th Floor                  Directors of Cap Z Management,
                         New York, New York  10005   Inc. ("Cap Z Management") and
                                                     Cap Z Ltd.

Robert A. Spass          One Chase Manhattan Plaza   Deputy Chairman of the Boards of
                         44th Floor                  Directors of Cap Z Management
                         New York, New York  10005   and Cap Z Ltd.

Lawrence W. Cheng        One Chase Manhattan Plaza   President and Director of Cap Z
                         44th Floor                  Management and Cap Z Ltd.
                         New York, New York  10005

Bradley E. Cooper        One Chase Manhattan Plaza   Senior Vice President and Director
                         44th Floor                  of Cap Z Management and Cap Z
                         New York, New York  10005   Ltd.

Mark K. Gormley          One Chase Manhattan Plaza   Senior Vice President and Director
                         44th Floor                  of Cap Z Management and Cap Z
                         New York, New York  10005   Ltd.

Adam M. Mizel            One Chase Manhattan Plaza   Senior Vice President and Director
                         44th Floor                  of Cap Z Management and Cap Z
                         New York, New York  10005   Ltd.

Paul H. Warren           One Chase Manhattan Plaza   Senior Vice President and Director
                         44th Floor                  of Cap Z Management and Cap Z
                         New York, New York  10005   Ltd.

Scott M. Delman          One Chase Manhattan Plaza   Senior Vice President and Director
                         44th Floor                  of Cap Z Management and Cap Z
                         New York, New York  10005   Ltd.

David A. Spuria          One Chase Manhattan Plaza   General Counsel and Secretary of
                         44th Floor                  Cap Z Management and Cap Z
                         New York, New York  10005   Ltd.



                                     9

                                                        PRINCIPAL OCCUPATION
          NAME              BUSINESS ADDRESS               OR EMPLOYMENT
          ----              ----------------               -------------

Ronald V. Bernardon      One Chase Manhattan Plaza   Chief Financial Officer and
                         44th Floor                  Treasurer of Cap Z Management
                         New York, New York 10005    and Cap Z Ltd.




            Cap Z Management is a Bermuda exempt company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II and their respective portfolio companies. The principal business address of Capital Z Management, Inc., which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

            Steven M. Gluckstern

            Steven M. Gluckstern owns 1,000 shares of Class A Shares of voting Common Stock of Cap Z Ltd., which represents 9.9% of the 10,100 shares of Class A Shares outstanding, and 18,280 shares of Class B Shares of non-voting Common Stock of Cap Z Ltd., which represents 18.3% of the 100,000 shares of Class B Shares outstanding. Mr. Gluckstern serves on the Board of Directors of Cap Z Ltd. and on such Board's Investment Committee. As a member of the Investment Committee, Mr. Gluckstern may be deemed the indirect beneficial owner of 4,000,000 shares of Common Stock. Mr. Gluckstern disclaims any beneficial ownership of such shares. The business address of Mr. Gluckstern is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

            Robert A. Spass

            Robert A. Spass owns 1,000 shares of Class A Shares of voting Common Stock of Cap Z Ltd., which represents 9.9% of the 10,100 outstanding shares of Class A Shares, and 18,280 shares of Class B Shares of non-voting Common Stock of Cap Z Ltd., which represents 18.3% of the 100,000 outstanding shares of Class B Shares. Mr. Spass serves on the Board of Directors of Cap Z Ltd. and on such Board's Investment Committee. As a member of the Investment Committee, Mr. Spass may be deemed the indirect beneficial owner of 4,000,000 shares of Common Stock. Mr. Spass disclaims any beneficial ownership of such shares. The business address of Mr. Spass is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

            (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng, who is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            As more fully described in Item 6 below, on February 25, 1999 (i) Cap Z Fund II purchased an aggregate of 1,742,482 shares of Common Stock for an aggregate purchase price of $34,849,640 and an option to purchase an additional 2,240,334 shares of Common Stock for an aggregate purchase price of $13,442,004 (representing a non-refundable deposit to be applied against the exercise price) and (ii) Cap Z Private Fund II purchased an aggregate of 7,518 shares of Common Stock for an aggregate purchase price of $150,360 and an option to purchase an additional 9,666 shares of Common Stock for an aggregate purchase price of $57,996 (representing a non-refundable deposit to be applied against the exercise price). Cap Z Fund II and Cap Z Private Fund II used contributions from their respective partners to fund such purchases.

ITEM 4.     PURPOSE OF TRANSACTION

            The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

            In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

            Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a)

            Cap Z Fund II and Cap Z Private Fund II

            Cap Z Fund II is the beneficial owner of 3,982,816 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,522,303 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 22.8% of the outstanding shares of Common Stock.

            Cap Z Private Fund II is the beneficial owner of 17,184 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,522,303 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 0.1% of the outstanding shares of Common Stock.

            Because Cap Z Fund II and Cap Z Private Fund II invest in parallel, they may be deemed to be a group for purposes of Rule 13d-3. Each of Cap Z Fund II and Cap Z Private Fund II disclaims the existence of such a group and disclaims beneficial ownership of any shares of Common Stock owned by the other.

            Cap Z L.P.

            In its capacity as the sole general partner of Cap Z Fund II and Cap Z Private Fund II, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,000,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,522,303 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 22.8% of the outstanding shares of Common Stock.

            Cap Z Ltd.

            In its capacity as the sole general partner of Cap Z L.P., Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,000,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,522,303 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 22.8% of the outstanding shares of Common Stock.

            Steven M. Gluckstern

            Mr. Gluckstern, in his capacity as a member of the Investment Committee of Cap Z Ltd.'s Board of Directors, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,000,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,522,303 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 22.8% of the outstanding shares of Common Stock. Mr. Gluckstern disclaims beneficial ownership of such shares.

            Robert A. Spass

            Mr. Spass, in his capacity as a member of the Investment Committee of Cap Z Ltd.'s Board of Directors, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,000,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,522,303 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 22.8% of the outstanding shares of Common Stock. Mr. Spass disclaims beneficial ownership of such shares.

            (b)


            Cap Z Fund II

            1.    Sole power to vote or to direct
                  the vote                               3,982,816
                                                        -----------
            2.    Shared power to vote or to direct
                  the vote                                  -0-
                                                        -----------
            3.    Sole power to dispose or to direct
                  the disposition                        3,982,816
                                                        -----------
            4.    Shared power to dispose of or to
                  direct the disposition                    -0-
                                                        -----------
            Cap Z Private Fund II

            1.    Sole power to vote or to direct
                  the vote                                 17,184
                                                        -----------

            2.    Shared power to vote or to direct
                  the vote                                  -0-
                                                        -----------
            3.    Sole power to dispose or to direct
                  the disposition                          17,184
                                                        -----------
            4.    Shared power to dispose of or to
                  direct the disposition                    -0-
                                                        -----------

            Cap Z L.P.

            1.    Sole power to vote or to direct
                  the vote                                  -0-
                                                        -----------
            2.    Shared power to vote or to direct
                  the vote                               4,000,000
                                                        -----------
            3.    Sole power to dispose or to direct
                  the disposition                           -0-
                                                        -----------
            4.    Shared power to dispose of or to
                  direct the disposition                 4,000,000
                                                        -----------
            Cap Z Ltd.

            1.    Sole power to vote or to direct
                  the vote                                  -0-
                                                        -----------
            2.    Shared power to vote or to direct
                  the vote                               4,000,000
                                                        -----------
            3.    Sole power to dispose or to direct
                  the disposition                           -0-
                                                        -----------
            4.    Shared power to dispose of or to
                  direct the disposition                 4,000,000
                                                        -----------
            Steven M. Gluckstern

            1.    Sole power to vote or to direct
                  the vote                                  -0-
                                                        -----------
            2.    Shared power to vote or to direct
                  the vote                               4,000,000
                                                        -----------
            3.    Sole power to dispose or to direct
                  the disposition                           -0-
                                                        -----------
            4.    Shared power to dispose of or to
                  direct the disposition                 4,000,000
                                                        -----------

            Robert A. Spass

            1.    Sole power to vote or to direct
                  the vote                                  -0-
                                                        -----------
            2.    Shared power to vote or to direct
                  the vote                               4,000,000
                                                        -----------
            3.    Sole power to dispose or to direct
                  the disposition                           -0-
                                                        -----------
            4.    Shared power to dispose of or to
                  direct the disposition                 4,000,000
                                                        -----------

            (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

            (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

            The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

            Securities Purchase Agreement

            Pursuant to the Securities Purchase Agreement, dated as of February 2, 1999 (the "Securities Purchase Agreement"), between Thomas L. Blair and Cap Z Fund II, Cap Z Fund II agreed to purchase from Mr. Blair an aggregate of 1,750,000 shares of Common Stock for an aggregate purchase price of $35,000,000 (the "Share Purchase Price") and an option to purchase an additional 2,250,000 shares of Common Stock ("Blair Option Shares") for an aggregate purchase price of $13,500,000 (the "Blair Option Purchase Price"). The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit 1.

            Assignment and Assumption Agreement

            In connection with the Securities Purchase Agreement, Cap Z Fund II and Cap Z Private Fund II entered into an Assignment and Assumption Agreement, dated as of February 25, 1999, whereby Cap Z Fund II assigned to Cap Z Private Fund II certain of its rights and obligations under the Stock Purchase Agreement, including the right to purchase 7,518 shares of Common Stock and 9,666 Blair Option Shares. The foregoing description of the Assignment and Assumption Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Assignment and Assumption Agreement, a copy of which is filed herewith as
Exhibit 2.

            As contemplated by the Securities Purchase Agreement and the Assignment and Assumption Agreement, on February 25, 1999 (i) Cap Z Fund II purchased an aggregate of 1,742,482 shares of Common Stock for an aggregate purchase price of $34,849,640 and an option to purchase an additional 2,240,334 shares of Common Stock for an aggregate purchase price of $13,442,004 (representing a non-refundable deposit to be applied against the exercise price) and (ii) Cap Z Private Fund II purchased an aggregate of 7,518 shares of Common Stock for an aggregate purchase price of $150,360 and an option to purchase an additional 9,666 shares of Common Stock for an aggregate purchase price of $57,996 (representing a non-refundable deposit to be applied against the exercise price).

            Stockholders Agreement

            In connection with the closing under the Securities Purchase Agreement, Cap Z Fund II, Cap Z Private Fund II and Mr. Blair (herein collectively referred to, along with any direct or indirect transferees, as the "Holders") and the Company entered into a Stockholders Agreement, dated as of February 25, 1999 (the "Stockholders Agreement").

            Pursuant to Section 2.1. of the Stockholders Agreement, Cap Z Ltd. and its affiliates and certain other related parties (the "CapZ Group") are entitled to designate two individuals (the "CapZ Group Designees") who are reasonably acceptable to the Company as members of the Board of Directors of the Company. The Company and each Holder have agreed to take all actions necessary to ensure that the certificate of incorporation and bylaws of the Company do not, at any time, conflict in any respect with the provisions of the Stockholders Agreement. Furthermore, each committee of the Board of Directors will include as a member at least one of the CapZ Group Designees, except where such inclusion would cause a conflict of interest. Additionally, for every four board seats added to the nine currently existing board seats, CapZ Group will be entitled to designate one additional CapZ Group Designee to the Board of Directors. If at any time the CapZ Group owns beneficially less than 900,000 shares of the Common Stock (adjusted for any stock splits, stock dividends or similar events), the CapZ Group will be entitled to designate only one CapZ Group Designee. If at any time the CapZ Group owns beneficially less than 100,000 shares of the Common Stock (adjusted for any stock splits, stock dividends or similar events), the CapZ Group will not be entitled to designate a CapZ Group Designee.

            Pursuant to Section 3.1 of the Stockholders Agreement, the CapZ Group has been granted "tag along" rights in connection with certain transfers of shares of Common Stock by Mr. Blair. Such "tag along" rights are subject to a number of conditions and limitations.

            Pursuant to Section 3.2 of the Stockholders Agreement, the CapZ Group has been granted a right of first offer in connection with certain transfers of Common Stock by Mr. Blair. Such right of first offer is subject to a number of conditions and limitations.

            Pursuant to Section 5.5 of the Stockholders Agreement, the Company has agreed to use its best efforts to (i) delete from its certificate of incorporation the articles therein relating to the prohibition on stockholder action by written consent, the restrictions on transactions with "interested stockholders" and the right of the Company's Board of Directors to consider non-stockholder constituencies in evaluating certain business transactions and
(ii) amend the articles therein relating to the conditions for removal of directors, the methods for amending the Company's bylaws and the methods for amending the company's certificate of incorporation to require in each case a 66-2/3% stockholder vote rather than the 80% stockholder vote presently specified therein.

            The foregoing description of the Stockholders Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 3.


            Blair Option Agreement

            In connection with the closing under the Securities Purchase Agreement, Cap Z Fund II and Mr. Blair entered into a letter agreement, dated as of February 22, 1999 (the "Blair Option Agreement"). For a period of four years from the date of the Blair Option Agreement, Cap Z Fund II has an irrevocable option (the "Blair Option") to purchase from Mr. Blair 2,250,00 shares of Common Stock (subject to certain adjustments) at a per share exercise price of $27.60 (subject to certain adjustments, the "Exercise Price"). The purchase price of the Blair Option ($6.00 per Blair Option Share) and an amount equal to the aggregate amount of dividends and other distributions of cash and property made in respect of a share of Common Stock after February 25, 1999 and on or prior to the applicable date of exercise (other than dividends of additional shares of Common Stock) in excess of $4.00 per share (which amount shall be adjusted in proportion to any adjustments to the Exercise Price), if any, shall be credited against the Exercise Price. Furthermore, Mr. Blair assigned to Cap Z Fund II his rights and obligations under the Seller Registration Rights Agreement, the exercise of such rights being conditioned upon the prior acquisition of the Blair Option Shares to be registered pursuant to the Seller Registration Rights Agreement. The foregoing description of the Blair Option Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Blair Option Agreement, a copy of which is attached hereto as Exhibit 6.


            Seller Registration Rights Agreement

            In connection with the closing under the Securities Purchase Agreement, Mr. Blair and the Company entered into a Registration Rights Agreement, dated as of February 25, 1999 (the "Seller Registration Rights Agreement"). Pursuant to the Seller

Registration Rights Agreement, the Company has agreed to effect two "demand" registrations at the request and expense of Mr. Blair or his affiliates for an aggregate of up to 2,250,000 shares of Common Stock (as adjusted for all stock splits or similar transactions). Mr. Blair and his affiliates also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act, the expenses of which shall be borne by the Company. The foregoing description of the Seller Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Seller Registration Rights Agreement, a copy of which is filed herewith as Exhibit 5.

            Pursuant to the Blair Option Agreement, Mr. Blair assigned to Cap Z Fund II certain of its rights and obligations under this Seller Registration Rights Agreement. Pursuant to the Assignment and Assumption Agreement, Cap Z Fund II in term assigned to Cap Z Private Fund II certain of its rights and obligations under the Seller Registration Rights Agreement. Cap Z Fund II and Cap Z Private Fund II executed Registration Rights Agreement Joinders in accordance with the terms of the Seller Registration Rights Agreement.


            Registration Rights Agreement

            In connection with the closing under the Securities Purchase Agreement, the Company and Cap Z Fund II entered into the Registration Rights Agreement, dated as of February 25, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company has agreed to effect two "demand" registrations at the request and expense of Cap Z Fund II for an aggregate of up to 1,750,000 shares of Common Stock (as adjusted for all stock splits or similar transactions). Cap Z Fund II also has certain piggyback registration rights in connection with registrations by the Company under the Securities Act, the expenses of which shall be borne by the Company. The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 6.

            Pursuant to the Assignment and Assumption Agreement, Cap Z Fund II assigned to Cap Z Private Fund II certain of its rights and obligations under the Seller Registration Rights Agreement. Cap Z Private Fund II executed a Registration Rights Agreement Joinder in accordance with the terms of the Registration Rights Agreement.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Securities Purchase Agreement, dated as of February 2, 1999, between Thomas L. Blair and Capital Z Financial Services Fund II, L.P.

Exhibit 2: Assignment and Assumption Agreement, dated as of February 25, 1999, between Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

Exhibit 3: Stockholders Agreement, dated as of February 25, 1999 by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Thomas L. Blair and United Payors & United Providers, Inc.

Exhibit 4: Blair Option Agreement, dated as of February 25, 1999, between Capital Z Financial Services Fund II, L.P. and Thomas L. Blair.


Exhibit 5: Registration Rights Agreement, dated as of February 25, 1999, between Thomas L. Blair and United Payors & United Providers, Inc. (together with Registration Rights Agreement Joinders of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.)

Exhibit 6: Registration Rights Agreement, dated as of February 25, 1999, between Capital Z Financial Services Fund II, L.P. and United Payors & United Providers, Inc. (together with Registration Rights Agreement Joinder of Capital Z Financial Services Private Fund II, L.P.)

Exhibit 7: Joint Filing Agreement, dated as of March 4, 1999, between Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Steven M. Gluckstern and Robert A. Spass.

                                    Signature

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 5, 1999

                              CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                              By: Capital Z Partners, L.P., its General Partner

                              By: Capital Z Partners, Ltd., its General Partner

                              By: /s/ Steven M. Gluckstern
                                  ----------------------------------------------
                                  Name: Steven M. Gluckstern
                                  Title: Chairman of the Board



                              CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

                              By: Capital Z Partners, L.P., its General Partner

                              By: Capital Z Partners, Ltd., its General Partner

                              By: /s/ Steven M. Gluckstern
                                  ----------------------------------------------
                                  Name: Steven M. Gluckstern
                                  Title: Chairman of the Board


                              CAPITAL Z PARTNERS, L.P.,

                              By:   Capital Z Partners, Ltd.
                                    its General Partner

                              By: /s/ Steven M. Gluckstern
                                  ----------------------------------------------
                                  Name: Steven M. Gluckstern
                                  Title: Chairman of the Board

                              CAPITAL Z PARTNERS, LTD.,

                              By: /s/ Steven M. Gluckstern
                                  ----------------------------------------------
                                  Name: Steven M. Gluckstern
                                  Title: Chairman of the Board


                                  /s/ Steven M. Gluckstern
                                  ----------------------------------------------
                                  Steven M. Gluckstern


                                  /s/ Robert A. Spass
                                  ----------------------------------------------
                                  Robert A. Spass

                                  EXHIBIT INDEX


Exhibit 1: Securities Purchase Agreement, dated as of February 2, 1999, between Thomas L. Blair and Capital Z Financial Services Fund II, L.P.

Exhibit 2: Assignment and Assumption Agreement, dated as of February 25, 1999, between Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

Exhibit 3: Stockholders Agreement, dated as of February 25, 1999 by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Thomas L. Blair and United Payors & United Providers, Inc.

Exhibit 4: Blair Option Agreement, dated as of February 25, 1999, between Capital Z Financial Services Fund II, L.P. and Thomas L. Blair.


Exhibit 5: Registration Rights Agreement, dated as of February 25, 1999, between Thomas L. Blair and United Payors & United Providers, Inc. (together with Registration Rights Agreement Joinders of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.)

Exhibit 6: Registration Rights Agreement, dated as of February 25, 1999, between Capital Z Financial Services Fund II, L.P. and United Payors & United Providers, Inc. (together with Registration Rights Agreement Joinder of Capital Z Financial Services Private Fund II, L.P.)

Exhibit 7: Joint Filing Agreement, dated as of March 4, 1999, between Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Steven M. Gluckstern and Robert A. Spass.